Exhibit 99.1

Brenmiller Energy Ltd. Announces Voluntary Delisting from the Tel Aviv Stock Exchange

Rosh Ha’ayin, Israel, March 23, 2023 – Brenmiller Energy Ltd. (“Brenmiller,” “Brenmiller Energy,” or the “Company”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced that it has initiated a process to voluntarily delist its ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), from the Tel Aviv Stock Exchange (the “TASE”). In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be June 22, 2023, and the Ordinary Shares will be delisted from the TASE on June 26, 2023. Until the last day of trading on the TASE, shareholders will be able to continue to buy and sell Ordinary Shares in the same manner as has been the case to date. The Company’s Ordinary Shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BNRG” and the Company will continue to file public reports and make public disclosures in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq. The delisting in Israel will not affect the Company’s continued listing on Nasdaq in the United States and all Ordinary Shares now traded on the TASE may be transferred to Nasdaq.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses its voluntary delisting from the TASE, including the last date the Company’s Ordinary Shares will trade on the TASE and the date the Ordinary Shares will be delisted from the TASE. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com